Filed by: Trigon Healthcare, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                      of the Securities and Exchange Act of 1934

                                        Subject Company: Trigon Healthcare, Inc.
                                                      Commission File: 001-12617


The following Transition Update was first posted on Trigon's intranet system on July 9, 2002.

THE TRANSITION UPDATE
NO. 9, JULY 9, 2002

In This Issue:

o  Employee Stock Purchase Plan
o  Bureau of Insurance hearing coming up
o  Transition team updates
o  Questions and answers
o  Give us your feedback

TRIGON EMPLOYEES TO BE ELIGIBLE FOR ANTHEM EMPLOYEE STOCK PURCHASE PLAN UPON CLOSE OF MERGER

We know employee benefits are of great interest during this time of transition planning, and we are pleased to announce that, pending the approval of the merger, eligible Trigon employees may enroll in Anthem's Employee Stock Purchase Plan.

"I know people have a lot of questions about Anthem benefits, and what benefits will look like after the merger," said Trigon CEO Tom Snead. "I'm very pleased that Trigon employees will be able to enroll in Anthem's Employee Stock Purchase Plan, pending merger approval. We'll keep you informed about other benefit decisions as they are made."

Each year Trigon evaluates its employee benefits program before rolling it out in the fall, and that process is under way now. As Snead and Anthem CEO Larry Glasscock noted in employee meetings following the merger announcement, Trigon employees will remain on a "Trigon" benefit plan for 2003. In 2004 all Anthem associates, including those at Trigon, will be offered common benefits.

"We'll soon begin looking at what the benefits should be across all of Anthem after the companies are combined," Snead said. "Trigon employees have competitive benefits today, and we will have competitive benefits tomorrow. A competitive benefits program helps us attract and retain a talented workforce."


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The Employee Stock Purchase Plan is one component of a competitive benefits program. In preparation for the transition to Anthem's Employee Stock Purchase
Plan:

o EMPLOYEE PAYROLL CONTRIBUTIONS TO TRIGON'S ESPP WILL END JULY 15: Effective July 16, Trigon employees currently participating in the ESPP will no longer be able to contribute money to Trigon's ESPP. You need take no action to stop the ESPP payroll deduction, as this will be done automatically. Participants' ESPP contributions for the July 1-15 pay period will purchase shares of Trigon stock on July 15. The purchase price will be 85 percent of the lower of the ending price of Trigon stock on July 1 or July 15.The Bank of New York will continue to administer the plan through the transition. Call Bank of New York if you wish to certificate, sell or transfer your shares. You'll need your ESPP PIN to access your account.

o ELIGIBLE EMPLOYEES WILL RECEIVE INFORMATION ABOUT THE ANTHEM ESPP: Next week, all eligible employees will receive a packet of information about the Anthem ESPP. To participate in the Anthem ESPP employees must be regular full- or part-time employees scheduled to work more than 20 hours per week. Temporary employees and contractors are not eligible to participate. The information packet will include a comparison of the two plans, a prospectus of Anthem's ESPP, a brochure containing detailed information about how the plan works and an enrollment form.

In the meantime, if you have any questions about your Trigon ESPP account, please contact Bank of New York at 1-888-310-4015.

BUREAU OF INSURANCE PUBLIC HEARING SET FOR JULY 10
The Virginia State Corporation Commission's Bureau of Insurance public hearing on the merger of Anthem and Trigon begins at 10 a.m. Wednesday, July 10, in the State Corporation Commission's courtroom on the second floor of the Tyler Building, 1300 E. Main St., in downtown Richmond. The SCC must approve the change in control of Trigon's five Virginia-domiciled insurance companies and health maintenance organizations - Trigon Blue Cross Blue Shield (Trigon Insurance Co.), Trigon Health and Life Insurance Co., HealthKeepers Inc., Peninsula Health Care Inc. and Priority Health Care Inc.- in connection with Trigon's proposed merger with Anthem. This is the last of the regulatory approvals required to complete the merger. Shareholders of both companies will vote on approvals needed for the proposed merger July 23.

Last month, Anthem Inc. received antitrust clearance from the FTC for its proposed acquisition of Trigon Healthcare Inc. Specifically, the FTC granted the companies early termination of the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

RICHMOND ACADEMY OF MEDICNE ISSUES REPORT
You may have read in today's paper that the Richmond Academy of Medicine has issued a report expressing concerns about Anthem's merger with Trigon. It is important to note that RAM did not file to be a formal participant in the State Corporation Commission


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hearing. Trigon has enjoyed a good working relationship with the Richmond
Academy of Medicine, and we are disappointed they did not contact us to discuss their concerns.

Our style of doing business, both at Trigon and at Anthem, is to be collaborative and work closely with doctors and hospitals. We far prefer addressing concerns directly and think that is the best way to assure both quality and affordability for our customers. Further, Anthem's business model leaves the interaction and work with physicians to local leaders - and this will not change with this transaction.

With regard to the Academy's report, we are also concerned that there is some erroneous information presented. For example, they raise a concern over Anthem attempting to leave small group and individual markets. In fact, those are two areas of business to which Anthem is deeply committed. RAM's own report points out that when Kentucky health care reform created an adverse market for insurers, Anthem was the insurer that remained in the market to meet the needs of individuals, while more than 45 other insurers left that market.

Overall, the Academy's own report notes that Anthem enjoys some of the highest ratings in many areas. For example:
o  A Connecticut physician survey ranks
Anthem highest in the ability to support medically necessary care. Consumers in that state rate Anthem's plan at or near the top in every category.
o Anthem's complaint ratio is consistently lower than what would be expected for its market share in most markets.
o  Ohio studies ranked Anthem best of all companies reporting.

We look forward to having the opportunity to address the Richmond Academy of Richmond's report.


QUESTIONS & ANSWERS
An important function of The Transition Update is to answer questions submitted from people at Trigon and Anthem. We anticipate getting a wide variety of questions, some that apply to Trigon only, some that are geared toward Anthem and others that apply to both. Therefore, the Questions & Answers section of The Transition Update will reflect those questions that are relevant to the given audience.

Q. I AM WRITING IN RESPONSE TO THE RECENT EMPLOYEE'S MEETING. TOM SNEAD WENT OVER SOME POSITIVE FEATURES THAT THE MERGER CAN BRING. HE SAID THERE WOULD BE MORE OPPORTUNITIES FOR EMPLOYEES RIGHT OUT OF COLLEGE. MY QUESTION IS THIS: IS THERE ANY CHANCE OF ADVANCEMENT FOR EMPLOYEES WHO HAVE GRADUATED FROM COLLEGE WITHIN THE LAST TWO TO THREE YEARS, AND WILL THERE BE ANY INCENTIVE, SUCH AS A PAY INCREASE, IF YOU HAVE ALREADY FURTHERED YOUR EDUCATION?

A. We expect that combining our financial strength and expertise with Anthem's will provide new opportunities for our employees and for potential job candidates. Anthem's strategic objective to become the employer of choice in our industry fits squarely with our commitment to hire and retain world-class talent. So although we don't anticipate singling out recent college graduates from among our employees for advancement, both companies are firmly committed to continuing education as a means of professional development. Opportunities for advancement will continue to be based on job-related qualifications, performance and business needs.

Q. ONE OF THE PEOPLE ON MY TEAM IS CONCERNED THAT NO INFORMATION IS BEING PROVIDED ON CURRENT ANTHEM BENEFITS. CAN YOU EXPLAIN WHY THIS IS?

A. Transition planning for the integration of Trigon's and Anthem's benefits continues. It is a complex process and will take a significant amount of time to complete. As in past years, we are evaluating our benefits to ensure we offer a competitive benefit package in 2003. In 2004, Anthem associates across the company will have comparable benefits. At this time it is not possible to describe what that program will look like, because planning is not complete. However, as Tom Snead has noted, "Trigon employees have competitive benefits today, and we will have competitive benefits tomorrow. A competitive benefits program helps us attract and retain a talented workforce."

Q. WITH THE JOINING OF THE TWO COMPANIES, WHAT SYNERGIES DO YOU SEE FOR CUSTOMERS? WILL THERE BE ANY WITH BLUECARD?

A. BlueCard already works really well today. But it may make it less expensive for our companies to make all the necessary ITS investments.

The broader array of specialty products from which to choose will be one of the most immediate benefits for customers. We will have a well-defined strategy to be able to offer health benefits to customers with a full range of products. And because of the way we expect to share product ideas, our customers should benefit.

Q. WILL WE CONTINUE TO HAVE THE HEALTHY RETURNS PROGRAM?

A. The Healthy Returns program will continue for 2003. Screening information was distributed during the last week of June.

Q. IF AN EMPLOYEE IS DISPLACED AND UNABLE TO FIND ANYTHING SUITABLE WITHIN ANTHEM AND CHOOSES TO TAKE A SEVERANCE PACKAGE, WILL THE EMPLOYEE BE FULLY VESTED AND ABLE TO TAKE ALL THAT TRIGON HAS CONTRIBUTED ON THEIR BEHALF UP UNTIL THAT POINT?
A. Trigon's 401(k) and pension plans both provide for 100 percent vesting if your job is eliminated and you are unable to find another position in the company within 90 days after your termination date.

What would you like to know about the transition? Click here if you have questions.


Give us your feedback



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The Transition Update is a regular online newsletter for all Trigon employees and Anthem associates designed to keep you informed during the transition.

If you have a story idea or question, contact Beth Laws via e-mail, phone (804) 678-0708 or mail drop 46D.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This newsletter contains certain forward-looking information about Anthem, Inc. ("Anthem"), Trigon Healthcare, Inc. ("Trigon") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission ("SEC") made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem's and Trigon's various SEC filings, including but not limited to the registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, filed by Anthem on June 7, 2002 and first mailed to Anthem and Trigon shareholders on or about June 12, 2002, Anthem's and Trigon's Annual Reports on Form 10-K for the year ended December 31, 2001, and Anthem's and Trigon's Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This newsletter may be deemed to be solicitation material in respect of Anthem's proposed merger with Trigon. On June 7, 2002, Anthem filed a registration statement on Form S-4, including a joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with the proposed merger. The joint proxy statement/prospectus was first mailed to Anthem and Trigon shareholders on or about June 12, 2002. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of Anthem and Trigon may obtain the registration statement, including the joint proxy statement/prospectus constituting a part thereof, and any other documents filed by Anthem or Trigon with the SEC for free at the SEC's web site, www.sec.gov, and Anthem shareholders may obtain such documents for free from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204 and Trigon shareholders may obtain such documents for free from Trigon Investor Relations at 2015 Staples Mill Road, Richmond, VA 23230.

PARTICIPANTS IN SOLICITATION

Anthem, Trigon, their respective directors and executive officers, other members of their respective management and certain of their respective employees may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information concerning Anthem's participants in the solicitation of proxies and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof. Information concerning Trigon's participants in the solicitation and their direct and indirect interests, by security holdings or otherwise, is set forth in Trigon's Current Report on Form 8-K, which was filed with the SEC on April 29, 2002. Additional information regarding the interests of Anthem's and Trigon's directors and executive officers in the proposed merger are set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof that was first mailed to Anthem and Trigon shareholders on or about June 12, 2002.